Tenaya Acquisitions Company

August 15, 2013

Mr. Jeffrey P. Riedler
Assistant Director
Daniel Greenspan
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE: Tenaya Acquisitions Company
    Registration Statement on Form S-1
    Filed July 12, 2013
    File No. 333-189900

Dear Mr. Riedler:

Tenaya Acquisitions Company submits this letter to you in response to your letter of August 9, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff's comments. For your convenience, we have recited the Staff's comments in italicized, bold type and have followed each comment with our response.

COMMENT:

GENERAL

1. PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES AND NOT EXHAUSTIVE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, PLEASE MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

RESPONSE:

We acknowledge the Staff's comment and the Company will make the appropriate changes throughout the amended filing in accordance with comments.

COMMENT:

2. PLEASE PROVIDE US PROOFS OF ALL GRAPHIC, VISUAL OR PHOTOGRAPHIC INFORMATION YOU WILL PROVIDE IN A PRINTED PROSPECTUS PRIOR TO ITS USE, FOR EXAMPLE IN A PRELIMINARY PROSPECTUS. PLEASE NOTE WE MAY HAVE COMMENTS REGARDING THIS MATERIAL.

RESPONSE:

We acknowledge the Staff's comment and the Company confirms that we do not have any, nor do we intend to create or use any graphic, visual or photographic information in a printed prospectus.

COMMENT:

3. IN SEVERAL PLACES THROUGHOUT YOUR REGISTRATION STATEMENT YOU STATE THAT NO FUNDS RECEIVED FROM INVESTORS IN THE OFFERING WILL BE RELEASED FROM ESCROW UNTIL SUCH TIME AS THE OFFERING IS "ENTIRELY COMPLETED." PLEASE REVISE YOUR DISCLOSURE TO CLARIFY WHAT CONSTITUTES THE "ENTIRE COMPLETION" OF THE OFFERING. FOR EXAMPLE, DOES THIS REFER TO THE SALE OF THE MINIMUM AMOUNT OF SHARES BY THE COMPANY, THE MAXIMUM AMOUNT OF SHARES, OR SOME OTHER CONDITION?

RESPONSE:

We acknowledge the Staff's comment and the Company has revised the filing to clarify that no funds received from investors in the offering will be released from escrow until the minimum offering is reached or exceeded and the offering is closed (which could include when the maximum amount is reached). We have revised the entire offering where appropriate to provide clarification.

COMMENT:

PROSPECTUS SUMMARY, PAGE 3

4. WE NOTE YOUR STATEMENT THE MR. BLASZCZAK WILL SERVE AS A "NON-EXCLUSIVE SALES AGENT." WE ALSO NOTE THAT THIS DISCLOSURE ON PAGE 17 IN YOUR PLAN OF DISTRIBUTION. PLEASE CLARIFY THE MEANING OF THIS STATEMENT. ADDITIONALLY, IF THE COMPANY MAY UTILIZE OTHER SALES AGENTS, PLEASE DISCLOSURE THAT FACT AND THE IDENTITIES OF THE SALES AGENTS.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have no other sales agents, therefore we have revised the filing to clarify that Mr. Blaszczak is the exclusive sales agent. We have revised the filing throughout to provide clarification.

COMMENT:

RISK FACTORS

5. WE NOTE THAT THE PURPOSE OF YOUR OFFERING IS TO RAISE CAPITAL TO FUND A POTENTIAL BUSINESS ACQUISITION. AS YOU ARE ONLY RAISING A MAXIMUM OF $30,000 IN GROSS PROCEEDS FROM THIS OFFERING, PLEASE ADD A RISK FACTOR THAT DISCUSSES THE RISK THAT THE LIMITED SIZE OF YOUR OFFERING MAY SIGNIFICANTLY RESTRICT THE TYPE AND NUMBER OF TRANSACTIONS CANDIDATES AVAILABLE TO THE COMPANY AND YOU MAY NOT LOCATE A SUITABLE BUSINESS OPPORTUNITY AS A RESULT.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have added a risk factor to discuss the limited size of our offering. We have provided a copy of the risk factor as it appears in the revised filing below.

THE LIMITED AMOUNT OF THE RAISE MAY SIGNIFICANTLY RESTRICT AVALIABLE CANDIDATES.

The Company is raising a maximum of $30,000 in gross proceeds from this offering. This limited amount of gross proceeds may significantly restrict the type and number of transaction candidates available to the Company and we may not locate a suitable business opportunity as a result.

COMMENT:

"POTENTIAL CONFLICTS OF INTEREST MAY RESULT..." PAGE 9

6. WE NOTE YOUR DISCLOSURE THAT MR. BLASZCZAK IS INVOLVED IN "OTHER EMPLOYMENT OPPORTUNITIES" AND MAY PERIODICALLY FACE A CONFLICT OF INTEREST. PLEASE ALSO DISCLOSE, AS YOU HAVE DONE ON PAGE 28, THAT HE INTENDS TO FORM ADDITIONAL BLANK CHECK COMPANIES IN THE FUTURE THAT WILL HAVE CORPORATE STRUCTURES AND BUSINESS PLANS THAT ARE SIMILAR OR IDENTICAL TO YOURS AND MAY COMPETE WITH YOU IN THE SEARCH FOR A SUITABLE TARGET.

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
RESPONSE:

We acknowledge the Staff's comment and confirm that we have disclosed that Mr. Blaszczak is involved in other employment opportunities and a discussion referencing potential conflicts of interest.

COMMENT:

"SINCE THERE IS NO AGREEMENT FOR BUSINESS COMBINATION..." PAGE 11

7. ON PAGE 9 AND ELSEWHERE IN THE REGISTRATION STATEMENT YOU STATE THAT YOUR SHAREHOLDERS WILL NOT BE AFFORDED AN OPPORTUNITY TO APPROVE OR DISAPPROVE ANY PARTICULAR BUSINESS COMBINATION TRANSACTION, YET THE HEADING OF THIS RISK FACTOR READS "INVESTORS MAY NOT APPROVE THE TRANSACTION WHICH MAY RESULT IN THE FAILURE OF THE BUSINESS." PLEASE REVISE TO RECONCILE THIS APPARENT INCONSISTENCY.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have removed all inconsistencies thought the amended filing and provided clarification that shareholders will not be afforded an opportunity to approve or disapprove any particular transaction prior to delivery of their investment to the Company for deposit into escrow. In addition, we have revised the risk factor heading to provide consistency.

COMMENT:

PLAN OF DISTRIBUTION, PAGE 21

8. IN YOUR DISCUSSION OF THE STATUTORY REQUIREMENTS OF RULE 419, SUCH AS THE DELIVERY OF A NEW PROSPECTUS TO INVESTORS FOLLOWING THE EXECUTION OF AN ACQUISITION AGREEMENT; RETURN OF FUNDS TO INVESTORS UPON THE CONSUMMATION OF AN ACQUISITION; AND THE RETURN OF SUBSCRIPTION FUNDS TO INVESTORS IF THE MINIMUM OFFERING IS NOT ACHIEVED, PLEASE REVISE TO SPECIFY THE VARIOUS TIME PERIODS DICTATED BY THE RULE.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have included in the amended filing specific timeframes. The "Plan of Distribution" section now includes the timeframe requirements of Rule 419 as they relate to; the delivery of a new prospectus to investors following the execution of an acquisition agreement; return of funds to investors upon consummation of an acquisition; and the return of subscription funds to investors if the minimum offering is not achieved.

COMMENT:

GENERAL BUSINESS PLAN, PAGES 24-25

9. PLEASE EXPAND DISCLOSURE TO SPECIFICALLY IDENTIFY ANY AFFILIATES OF MR. BLASZCZAK THAT WILL PLAY A ROLE IN FINDING TARGETS FOR BUSINESS COMBINATIONS. IF ANY AGREEMENTS HAVE BEEN EXECUTED OR IF COMPENSATION HAS BEEN, OR WILL BE, AWARDED TO SUCH AFFILIATES, PLEASE DISCLOSE SUCH INFORMATION HERE AND IN YOUR SECTION ENTITLED "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" ON PAGE 30, IF APPLICABLE.

RESPONSE:

We acknowledge the Staff's comment and Mr. Blaszczak confirms that there are no affiliates that will play a role in finding targets for business combinations.

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
COMMENT:

ACQUISITION OF OPPORTUNITIES, PAGES 25-26

10. WE NOTE YOUR STATEMENT THAT THE COMPANY WILL NOT RESTRICT ITS SEARCH TO ANY SPECIFIC BUSINESS INDUSTRY, OR GEOGRAPHICAL LOCATION AND THE COMPANY MAY PARTICIPATE IN A BUSINESS VENTURE OF VIRTUALLY ANY KIND OR NATURE. WE ALSO NOTE YOUR STATEMENT ON PAGE 25 THAT THE COMPANY MAY BECOME A PARTY TO A MERGER, CONSOLIDATION, REORGANIZATION, JOINT VENTURE, OR LICENSING AGREEMENT WITH ANOTHER CORPORATION OR ENTITY. PLEASE DISCUSS IN MORE DETAIL THE VARIOUS OWNERSHIP STRUCTURES THAT ARE CONTEMPLATED OR THAT COULD RESULT. ALSO DISCUSS THE LIKELIHOOD THAT THE BUSINESS COMBINATION WILL BE STRUCTURED IN SUCH A WAY THAT THE COMPANY STOCKHOLDERS WILL BE MINORITY STOCKHOLDERS OF THE COMBINED COMPANY.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have included in more detail a discussion regarding the various ownership structures that are contemplated or that could result in a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. In addition, we have included a discussion where the likelihood that a business combination may be structured in such a way that the Company stockholders will be minority stockholders of the combined resulting company.

COMMENT:

11. WE NOTE THAT MR. BLASZCZAK HAS PAID MOST OF THE FEES RELATED TO THE OFFERING AND WILL PAY ALL EXPENSES OF FINDING, DOING DUE DILIGENCE AND COMPLETING AN ACQUISITION. WE ALSO NOTE EXHIBIT 10.2 IN THIS REGARD. PLEASE REVISE YOUR DISCLOSURE TO DISCLOSE ALL COMPENSATION AWARDED TO OR EARNED BY MR. BLASZCZAK, IF ANY, FOR SERVICES RENDERED BY MR. BLASZCZAK TO THE COMPANY IN ANY CAPACITY.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have included a discussion that Mr. Blaszczak has not earned or been awarded any compensation for services rendered to the Company in any capacity. In addition, Mr. Blaszczak is or will not be compensated directly or indirectly by any entity for services rendered to the Company.

COMMENT:

12. PLEASE CLARIFY IF MR. BLASZCZAK IS OR WILL BE COMPENSATED DIRECTLY OR INDIRECTLY BY ANY ENTITY FOR SERVICES RENDERED TO THE COMPANY.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have included a discussion to clarify that Mr. Blaszczak is or will not be compensated directly or indirectly by any entity for services rendered to the Company.

COMMENT:

BACKGROUND OF DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGES 27-28

13. WE NOTE YOUR DISCLOSURE THAT "MR. BLASZCZAK'S PRIOR WORK EXPERIENCE INCLUDES BASIC UNDERSTANDING OF THE FINANCIALS AND OPERATIONS OF A BUSINESS WHICH PROVIDES MR. BLASZCZAK A BASIS FOR EVALUATING POTENTIAL MERGER/ACQUISITION CANDIDATES." ON PAGE 4, HOWEVER, YOU STATE THAT "MR. BLASZCZAK HAS NO SPECIFIC EXPERIENCE, QUALIFICATION, ATTRIBUTES OR SKILLS TO PERFORM AS A DIRECTOR OF A BLANK CHECK COMPANY NOR IN THE ACQUISITION OF ACQUISITION CANDIDATES." PLEASE REVISE YOUR DISCLOSURE TO RESOLVE THIS APPARENT CONTRADICTION.

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
RESPONSE:

We acknowledge the Staff's comment and we confirm that we have revised our submission to provide consistency that Mr. Blaszczak has no specific experience, qualifications, or attributes, or skills to perform as a director of a blank check company nor in the acquisition of acquisition candidates.

COMMENT:

14. YOU DISCLOSE THAT MR. BLASZCZAK INTENDS TO FORM ADDITIONAL BLANK CHECK COMPANIES IN THE FUTURE THAT WILL HAVE CORPORATE STRUCTURES AND BUSINESS PLANS SIMILAR OR IDENTICAL TO YOURS. PLEASE CLARIFY IF MR. BLASZCZAK IS FREE TO IMMEDIATELY ORGANIZE, PROMOTE, OR BECOME INVOLVED WITH BLANK CHECK COMPANIES OR ENTITIES ENGAGED IN SIMILAR BUSINESS ACTIVITIES PRIOR TO THE COMPANY IDENTIFYING AND ACQUIRING A TARGET BUSINESS.

RESPONSE:

We acknowledge the Staff's comment and we have provided a discussion specifically addressing each of the Staff's comments as detailed. We have provided below a copy of the discussion as it appears in the amended filing below.

"Our officer and director is not a full time employee of our company and is actively involved in other business pursuits. He also intends to form additional blank check companies in the future that will have corporate structures and business plans that are similar or identical to ours. It is not anticipated that Mr. Blaszczak will be free to immediately organize, promote or become involved with black check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Accordingly, he may be subject to a variety of conflicts of interest. Since our officer and director is not required to devote any specific amount of time to our business, he will experience conflicts in allocating his time among his various business interests. Moreover, any future blank check companies that are organized by our officer and director may compete with our company in the search for a suitable target."

COMMENT:

15. SIMILARLY, PLEASE STATE IF MR. BLASZCZAK HAS ANY PAST EXPERIENCE WITH OTHER SPECIAL PURPOSE ACQUISITION COMPANIES. IF HE DOES, PLEASE IDENTIFY THE COMPANIES, BRIEFLY DESCRIBE ANY ACQUISITIONS MADE BY THE COMPANIES, THE CURRENT TRADING MARKETS OF THE POST-COMBINATION ENTITIES, AND THE BENEFITS RECEIVED BY THE CONTROL PERSONS FROM ASSOCIATION WITH THE OTHER COMPANIES.

RESPONSE:

We acknowledge the Staff's comment and we confirm that we have included a discussion that Mr. Blaszczak does not have any past experience with other special purpose acquisition companies.

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
Furthermore, the Company acknowledges that;

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,


/s/ Brian Blaszczak
---------------------------------
Brian Blaszczak
President
Tenaya Acquisitions Company

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